EXHIBIT 99.1

                                  SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company
Cambridge Antibody Technology


2) Name of director
Peter Chambre


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
As in 2 above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
As in 2 above


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
As in 2 above


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Grant of options under Company Share Option Plan


7)  Number of shares/amount of
    stock acquired


8)  Percentage of issued class


9)  Number of shares/amount
    of stock disposed


10) Percentage of issued class


11) Class of security


12) Price per share


13) Date of transaction

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14) Date company informed


15) Total holding following this notification


16) Total percentage holding of issued class following this notification


If a director has been granted options by the company please complete the following boxes

17) Date of grant
23 May 2003. Notification delayed due to an administrative error.


18) Period during which or date on which exercisable
23 May 2006 - 22 May 2013 subject to performance conditions


19) Total amount paid (if any) for grant of the option
Nil


20) Description of shares or debentures involved: class, number
Ordinary 10p shares - 146,956


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
(pound)4.60


22) Total number of shares or debentures over which options held following this notification
206,974


23) Any additional information
All of the 146,956 options granted will only become exercisable subject to the satisfaction of a performance condition and of that number 36,739 options will only become exercisable subject to the satisfaction of an additional stringent performance condition.


24) Name of contact and telephone number for queries
Diane Mellett 01223 471471


25) Name and signature of authorised company official responsible for making this notification


Diane Mellett Company Secretary

    Date of Notification 29 May 2003